UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. -- )*

China Hydroelectric Corporation
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
16949D101**
(CUSIP Number)
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, North Carolina 28255
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 25, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The CUSIP number is for the American Depositary Shares relating to the ordinary shares. No CUSIP number exists for the underlying ordinary shares, since such shares are not traded in the United States.

CUSIP No.	16949D101

1.	NAMES OF REPORTING PERSONS. Bank of America Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,566,661

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		38,566,661

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,566,661

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	16949D101

1.	NAMES OF REPORTING PERSONS. Blue Ridge Investments, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,852,209

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		7,852,209

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,852,209

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	16949D101

1.	NAMES OF REPORTING PERSONS. CPI Ballpark Investments Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Mauritius

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,714,452

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		30,714,452

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,714,452

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of China Hydroelectric Corporation (the “Company”). The address of the principal executive offices of the Company is 25B, New Poly Plaza, No. 1 North Chaoyangmen Street, Dongcheng District, Beijing, People’s Republic of China 100010.
     The information set forth in the Schedules and Exhibits to this Statement is hereby expressly incorporated herein by reference, and the responses to each item of this Statement are qualified in their entirety by the provisions of such Schedules and Exhibits.
Item 2. Identity and Background.
     This Statement is being filed pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Bank of America Corporation, a Delaware corporation (“Bank of America”), Blue Ridge Investments, L.L.C., a Delaware limited liability company (“Blue Ridge”), and CPI Ballpark Investments Ltd., a limited liability company organized under the laws of Mauritius (“CPI”; Bank of America, Blue Ridge and CPI shall be referred to herein collectively as the “Reporting Persons”).
     Bank of America is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is engaged in the general banking and financial services business through its subsidiaries. The principal address of Bank of America is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255. Bank of America, by virtue of its indirect ownership of Blue Ridge and CPI, ultimately directs the voting and disposition of the Ordinary Shares held by Blue Ridge and CPI.
     Blue Ridge is wholly owned by BANA Holding Corporation, a company incorporated in the State of Delaware. BANA Holding Corporation is wholly owned by BAC North America Holding Company, a company incorporated in the State of Delaware. BAC North America Holding Company is wholly owned by NB Holdings Corporation, a non-bank subsidiary of Bank of America. Blue Ridge is engaged in the business of investments in high-yield debt and equity securities of varying types issued by U.S. corporate or foreign issuers, including securities of distressed or bankrupt issuers. The principal address of Blue Ridge is 214 North Tryon Street, Charlotte, North Carolina 28255.
     CPI is wholly owned by Indopark Holdings Limited, which is registered in the Republic of Mauritius. The sole shareholder of Indopark Holdings Limited is Merrill Lynch L.P. Holdings Inc., a company incorporated in the State of Delaware. Merrill Lynch L.P. Holdings Inc. is wholly owned by Merrill Lynch Group, Inc., a company incorporated in the State of Delaware. Merrill Lynch Group, Inc. is wholly owned by Merrill Lynch & Co., Inc., a non-bank subsidiary of Bank of America. CPI is engaged in the business of investments in high-yield debt and equity securities of varying types issued by U.S. corporate or foreign issuers. The principal address of CPI is 4th Floor, IBL House, Caudan, Port Louis, Republic of Mauritius.
     Information concerning each executive officer, director and controlling person (the “Listed Persons”) of each of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.
     Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
     Prior to the Company’s initial public offering, Blue Ridge purchased 20,000 convertible preferred shares of the Company in July 2008 with cash, and CPI purchased 50,000 and 25,000 convertible preferred shares of the Company in January 2008 and July 2008, respectively, with cash. The funds for the purchase of the convertible preferred shares of the Company by Blue Ridge and CPI (the “Pre-IPO Shares”) were provided from the working capital of Blue Ridge and CPI. In connection with the Company’s initial public offering on January 25, 2010, the Pre-IPO Shares were converted into an aggregate of 38,566,661 Ordinary Shares.
     Blue Ridge and CPI may be deemed to be a member of a group with respect to the Company or the Ordinary Shares for purposes of Section 13(d) of the Exchange Act by virtue of Blue Ridge and CPI being parties to that certain Amended and Restated Stockholders Agreement, dated October 27, 2009 (the “Stockholders Agreement”), among the Company, Blue Ridge, CPI and the other parties signatories thereto (collectively, the “Other Stockholder Parties”). Blue Ridge, CPI and the Other Stockholder Parties are collectively referred to herein as the “Stockholders.” Although not a party to the Stockholders Agreement, Bank of America may be deemed to be a member of such group by virtue of its being the parent company of Blue Ridge and CPI. Blue Ridge, CPI and Bank of America expressly disclaim any such group membership.
     The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.
Item 4. Purpose of the Transaction.
     Blue Ridge and CPI made their purchases for investment purposes. Blue Ridge and CPI intend to optimize the value of their investments and, therefore, will review from time to time the Company’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Blue Ridge and CPI may consider from time to time various alternative courses of action. Such actions may include the acquisition or disposition of the Ordinary Shares or other securities through open market transactions, privately negotiated transactions, a tender offer, an exchange offer or otherwise.
     Except as set forth in this Statement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of the Listed Persons, has formulated any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Blue Ridge directly beneficially owns 7,852,209 Ordinary Shares, or approximately 5.1% of the Ordinary Shares. CPI directly beneficially owns 30,714,452 Ordinary Shares, or approximately 20.1% of the Ordinary Shares. Bank of America may be deemed to beneficially own 38,566,661 Ordinary Shares, or approximately 25.3% of the Ordinary Shares. The foregoing calculation of percentage ownership is based on 152,744,181 Ordinary Shares issued and outstanding as represented by the Company in its Prospectus filed on Form 424B on January 26, 2010.
     Blue Ridge, CPI and the Other Stockholder Parties, by virtue of the Stockholders Agreement, and Bank of America, by virtue of its being the parent company of Blue Ridge and CPI, may be considered members of a group, within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act. As a result, each Reporting Person may be deemed, in its capacity as a member of a group, to beneficially own the Ordinary Shares attributable to the Other Stockholder Parties.
     Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, the beneficial owner of any securities held by the Other Stockholder Parties.

     (b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
     Blue Ridge and CPI, by virtue of the Stockholders Agreement, and Bank of America, by virtue of its being the parent company of Blue Ridge and CPI, may be deemed to have shared power to vote those Ordinary Shares attributable to the Other Stockholder Parties.
     (c) Except as described in Items 3, 4 and 6 hereto, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transaction in the Ordinary Shares during the past 60 days.
     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The Stockholders Agreement was entered into for the purpose of, among others, establishing the composition of the Company’s board of directors, granting to the Stockholders certain registration rights and providing for a lock up period following the Company’s initial public offering. The description of the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is attached as Exhibit 99.2. Exhibit 99.2 hereto is incorporated herein by reference into this Item 6.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement

99.2	Amended and Restated Stockholders Agreement, dated October 27, 2009, by and among China Hydroelectric Corporation and the other parties signatory thereto (incorporated herein by reference to Exhibit 4.4 of Form S-1/A filed by China Hydroelectric Corporation on December 8, 2009, File No. 333-163558).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2010	BANK OF AMERICA CORPORATION
	By:	/s/ Debra Cho
		Name:	Debra Cho
		Title:	Senior Vice President

February 4, 2010	BLUE RIDGE INVESTMENTS, L.L.C.
	By:	/s/ Gary Tsuyuki
		Name:	Gary Tsuyuki
		Title:	Managing Director

February 4, 2010	CPI BALLPARK INVESTMENTS LTD.
	By:	/s/ Darren Massara
		Name:	Darren Massara
		Title:	Director

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement

99.2	Amended and Restated Stockholders Agreement, dated October 27, 2009, by and among China Hydroelectric Corporation and the other parties signatory thereto (incorporated herein by reference to Exhibit 4.4 of Form S-1/A filed by China Hydroelectric Corporation on December 8, 2009, File No. 333-163558).

SCHEDULE I
EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS
     The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation. The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Position with Bank of
Name	America Corporation	Principal Occupation
Brian T. Moynihan	Chief Executive Officer, President and Director	Chief Executive Officer and President of Bank of America Corporation

David C. Darnell	President, Global Commercial Banking	President, Global Commercial Banking of Bank of America Corporation

Barbara J. Desoer	President, Bank of America Mortgage, Home Equity and Insurance Services	President, Bank of America Mortgage, Home Equity and Insurance Services of Bank of America Corporation

Sallie L. Krawcheck	President, Global Wealth and Investment Management	President, Global Wealth and Investment Management of Bank of America Corporation

Thomas K. Montag	President, Global Banking and Marketing	President, Global Banking and Marketing of Bank of America Corporation

Joe L. Price	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation

Bruce R. Thompson	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation

Susan S. Bies	Director	Former Member, Board of Governors of the Federal Reserve System

William P. Boardman.	Director	Retired Vice Chairman, Banc One Corporation and Retired Chairman of the Board, Visa International

Frank P. Bramble, Sr	Director	Former Executive Officer, MBNA Corporation

John T. Collins	Director	Chief Executive Officer of The Collins Group Inc.

Virgis W. Colbert	Director	Senior Advisor, MillerCoors Company

Charles K. Gifford	Director	Former Chairman of Bank of America Corporation

Charles O. Holliday, Jr.,	Director	Retired Chairman and CEO, E.I. du Pont de Nemours and Co.

D. Paul Jones, Jr.	Director	Former Chairman, Chief Executive Officer and President, Compass Bancshares, Inc.

Monica C. Lozano	Director	Publisher and Chief Executive Officer of La Opinion

Walter E. Massey	Chairman of the Board	Chairman of the Board of Bank of America Corporation

Thomas J. May	Director	Chairman, President and Chief Executive Officer of NSTAR

Donald E. Powell	Director	Former Chairman, Federal Deposit Insurance Corporation

Charles O. Rossotti	Director	Senior Advisor, The Carlyle Group

Thomas M. Ryan	Director	Chairman, President and Chief Executive Officer of CVS/Caremark Corporation

Robert W. Scully	Director	Former Member, Office of the Chairman of Morgan Stanley

     The following sets forth the name and present principal occupation of each executive officer and director of Blue Ridge Investments, L.L.C. The business address of each of the executive officers and directors of Blue Ridge Investments, L.L.C. is 214 North Tryon Street, Charlotte, North Carolina 28255.

Position with Blue Ridge
Name	Investments, L.L.C.	Principal Occupation
Keith T. Banks	Manager and Executive Vice President	President, U.S. Trust, Bank of America, N.A.

George C. Carp	Manager and Executive Vice President	Senior Vice President, Bank of America Corporation

Marlene B. Debel	Manager and Executive Vice President	Managing Director, Merrill Lynch & Co., Inc.

Lawrence C. Forte	Manager and Executive Vice President	Managing Director, Banc of America Securities LLC

Kris A. Gagnon	Manager and Executive Vice President	Senior Vice President, Risk Management Executive, Bank of America, N.A.

Bruce R. Thompson	Manager and Executive Vice President	Chief Risk Officer, Bank of America Corporation

George G. Ellison	Executive Vice President	Managing Director, Banc of America Securities LLC

Graham C. Goldsmith	Executive Vice President	Managing Director, Merrill Lynch, Pierce, Fenner & Smith Incorporated

Geoffrey Greener	Executive Vice President	Managing Director, Banc of America Securities LLC

Michael A. Jones	Executive Vice President	President, Columbia Management Advisors, LLC

Mark D. Linsz	Executive Vice President	Senior Vice President and Treasurer, Bank of America, N.A.

Michael Meyer	Executive Vice President	Managing Director, Banc of America Securities LLC

Walter J. Muller	Executive Vice President	Managing Director, Chief Investment Officer, Bank of America, N.A.

Michael B. Nierenberg	Executive Vice President	Managing Director, Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joe L. Price	Executive Vice President	Chief Financial Officer, Bank of America Corporation

Gerhard Seebacher	Executive Vice President	Managing Director, Banc of America Securities LLC

Robert J. Voreyer	Executive Vice President	Managing Director, Banc of America Securities LLC

     The following sets forth the name and present principal occupation of each director and alternate director of CPI Ballpark Investments Ltd. The business address of each of the directors and alternate directors of CPI Ballpark Investments Ltd. is 4th Floor, IBL House, Caudan, Port Louis, Republic of Mauritius. Georges A. Robert, Subhash C. Lallah and Mithilesh Lallah are citizens of Mauritius. Jean-Pierre Baudoux is a citizen of France. Chin Chin Teoh is a citizen of Singapore.

Position with CPI Ballpark
Name	Investments Ltd.	Principal Occupation
Georges A. Robert	Director	Barrister-in-law, Etude André Robert

Subhash C. Lallah	Director	Barrister-in-law, Lallah Chambers

Jean-Pierre Baudoux	Director	Senior Vice President, Tax Executive, Bank of America Corporation

David Lee	Director	Managing Director, Corporate Principal Investment, Bank of America Corporation

Darren Massara	Director	Managing Director, BAML Asia Private Equity, Bank of America Corporation

Antonios Tony Biniaris	Alternate Director to Jean-Pierre Baudoux	Managing Director, Hong Kong Finance, Bank of America Corporation

Mithilesh Lallah	Alternate Director to Subhash Lallah	Barrister-in-law, Lallah Chambers

Damon Manchun Yip	Alternate Director to David Lee	Vice President, Corporate Principal Investment, Bank of America Corporation

Chin Chin Teoh	Alternate Director to Darren Massara	Director, BAML Asia Private Equity, Bank of America Corporation

SCHEDULE II
BANK OF AMERICA CORPORATION (“BANK OF AMERICA”) ENTERED INTO A CIVIL SETTLEMENT AGREEMENT WITH THE NEW YORK COUNTY (NEW YORK) DISTRICT ATTORNEY ON SEPTEMBER 28, 2006. THE AGREEMENT PROVIDES THAT, FROM ABOUT 2002 TO 2004, BANK OF AMERICA HAD DEFICIENCIES IN CERTAIN INTERNAL ANTI-MONEY LAUNDERING CONTROLS AND FAILED TO REACT APPROPRIATELY TO THE RISK PRESENTED BY CERTAIN SOUTH AMERICAN MONEY SERVICES BUSINESS CUSTOMERS, WHO MOVED FUNDS ILLEGALLY THROUGH BANK OF AMERICA. THE AGREEMENT REQUIRES BANK OF AMERICA TO MAKE A TOTAL PAYMENT OF $7.5 MILLION, TO COOPERATE WITH THE DISTRICT ATTORNEY IN ONGOING INVESTIGATIONS, AND TO ABIDE BY ANTI-MONEY LAUNDERING CHANGES RECOMMENDED BY BANK OF AMERICA’S REGULATORS.
THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM AND THE RESERVE BANK REVIEWED CERTAIN ACTIVITIES OF BANK OF AMERICA’S WEALTH AND INVESTMENT MANAGEMENT GROUP. THE RESERVE BANK RAISED CONCERNS THAT BANK OF AMERICA AND ITS SUBSIDIARIES DID NOT ADEQUATELY ASSESS THE LEGAL AND REPUTATIONAL RISKS POSED BY CERTAIN MUTUAL FUND TRADING ACTIVITIES AND ADDRESS FLAWS IN COMPLIANCE AND RISK MANAGEMENT PERTAINING TO THE ASSET MANAGEMENT LINES OF BUSINESS. FOLLOWING THAT REVIEW, THE BANK AND THE RESERVE BANK EXECUTED A WRITTEN AGREEMENT TO ENSURE THAT THE BANK AND ITS SUBSIDIARIES MAKE PROGRESS IN THEIR EFFORTS TO ADOPT AND IMPLEMENT NUMEROUS CORRECTIVE ACTIONS AND BEST PRACTICE RECOMMENDATIONS OF THE INDEPENDENT CONSULTANTS AND TO ADDRESS ALL WEAKNESS IDENTIFIED BY THE REVIEW. BANK OF AMERICA HAS AGREED TO CONTINUE TO TAKE STEPS TO ADOPT AND IMPLEMENT CORRECTIVE ACTIONS AND BEST PRACTICE RECOMMENDATIONS OF THE INDEPENDENT CONSULTANTS AND TO ENHANCE THE ENTERPRISE-WIDE COMPLIANCE PROGRAM TO ENSURE COMPLIANCE WITH ALL APPLICABLE LAWS AND REGULATIONS, INCLUDING BUT NOT LIMITED TO SECURITIES LAWS AND REGULATIONS INCLUDING, AMONG OTHER THINGS, A PROCESS FOR RESOLVING OR ESCALATING COMPLIANCE ISSUES, ONGOING TRAINING ON POLICIES AND PROCEDURES FOR COMPLIANCE WITH LAWS AND REGULATIONS FOR CERTAIN STAFF OF BANK OF AMERICA AND ITS SUBSIDIARIES, ENSURE PROCESSES FOR AN ENHANCED APPROVAL PROCESS FOR NEW CLIENTS, NEW OR UNIQUE INVESTMENT PRODUCTS, SERVICES OR TRANSACTIONS, AND MATERIAL CHANGES TO EXISTING PRODUCTS OR SERVICES, PROCEDURES TO ENSURE THOROUGH ASSESSMENT OF RISKS, POLICIES AND PROCEDURES TO ENSURE PRODUCTS, SERVICES AND ARRANGEMENTS ARE CONSISTENT WITH BUSINESS EXPERTISE, STRATEGY AND APPROVED RISK PROFILE, PROCEDURES FOR INTERNAL AUDIT, MECHANISMS FOR PERIODIC REVIEWS, MONITORING OF ENTERPRISE-WIDE ADOPTION AND EXECUTION OF NEW POLICIES AND PROCEDURES AND OTHER RECOMMENDATIONS OF THE INDEPENDENT CONSULTANTS, AND SUBMISSION OF PROGRESS REPORTS TO RESERVE BANK.
THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ALLEGED THAT BANK OF AMERICA VIOLATED SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934 (THE “EXCHANGE ACT”) AND RULE 14a-9 THEREUNDER BY FAILING TO DISCLOSE IN THE CORPORATION’S JOINT PROXY STATEMENT FILED ON NOVEMBER 3, 2008 THE INCENTIVE COMPENSATION THAT MERRILL LYNCH & CO., INC. COULD, IN ITS DISCRETION, AWARD TO ITS EMPLOYEES PRIOR TO COMPLETION OF ITS MERGER WITH BANK OF AMERICA. BANK OF AMERICA, WITHOUT ADMITTED OR DENYING THE ALLEGATIONS, CONSENTED TO THE ENTRY OF A FINAL JUDGMENT IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (THE “COURT”). IN AN ORDER ISSUED ON SEPTEMBER 14, 2009, THE COURT DISAPPROVED THE CONSENT JUDGMENT AND ORDERED THE PARTIES TO PREPARE FOR TRIAL.